Shannon Advisors LLC

Financial Statement and
Independent Auditor's Report

December 31, 2018

**Filed as a Public Document Pursuant to Rule 17a-5(d) of the Securities
Exchange Act of 1934.**

PUBLIC DOCUMENT

SHANNON ADVISORS LLC

TABLE OF CONTENTS

LETTER OF OATH OR AFFIRMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENT

Statement of Financial Condition

Notes to the Financial Statement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68243

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shannon Advisors LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

272 E. Deerpath Road, Suite 254

(No. and Street)

Lake Forest	IL	60045
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

B. Timothy O'Gara   (847)739-3208

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC

(Name – if individual, state last, first, middle name)

333 West Wacker Drive, 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, B. Timothy O'Gara _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Shannon Advisors LLC _____, as

of December 31 _____, 20 18_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

PAMELA D TAYLOR Official Seal Notary Public - State of Illinois My Commission Expires Jul 30, 2020	_____ Signature Chief Financial Officer _____ Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Shannon Advisors LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Shannon Advisors LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2012.

Chicago, Illinois
February 13, 2019

SHANNON ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	26,687
Accounts receivable		4,472,865
Contract asset		60,000
	$	4,559,552

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	5,611
MEMBER'S EQUITY		4,553,941
	$	4,559,552

The accompanying notes are an integral part of this statement.

TABLE OF CONTENTS

NOTE I – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Shannon Advisors LLC (the "Company") was incorporated in the State of Delaware in March 2009 and is a wholly-owned subsidiary of Shannon Advisors LP (the "Parent"). The Company is registered as a broker/dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") and various states, and, in this capacity, it performs brokerage and private placement advisory services to private equity companies globally.

Significant Accounting Policies. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Accounts Receivable and Allowances for Uncollectible Accounts. Accounts receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2018.

Revenue Recognition. Effective January 1, 2018, the Company adopted ASC Topic 606 *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no cumulative adjustment to member's equity as of January 1, 2018. Reported financial results for historic periods were not restated and are reported under The Accounting Standards in effect during the historic period. Refer to the Company's audited financial statements for the year ended December 31, 2017 for discussions related to the Company's previous revenue recognition policies.

Revenue from contracts with customers includes success fees and retainer fees from placement agent and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Our principal sources of revenue are derived from two segments: a success fee and a retainer fee, as more fully described below.

Success Fee. Success fees are due in accordance with the terms of the executed agreement, typically either a percentage of the capital raised or committed or a fixed dollar amount. Performance obligations are satisfied as these events are completed.

Retainer Fee. Retainer fees are due in accordance with the terms of the executed engagement agreement, which often includes an immediate up front payment and sometimes involves monthly or quarterly payments thereafter for a set period. Performance obligations in these arrangements vary depending on the contract, but are typically satisfied over time under the arrangement.

Income Taxes. The Company is organized as a single member limited liability company, which is a disregarded entity for income tax purposes. Accordingly, the Parent's partners are personally responsible for the federal and state income taxes on the Company's taxable income, and therefore no provision for federal and state income taxes has been made in these financial statements.

The Company may make distributions to its member in 2019 in connection with such member's respective income tax liability incurred for 2018 as a result of the Company's partnership income tax status.

Recent Accounting Pronouncements. In February 2016, FASB issued ASU 2017-02, *Leases (Topic 842)*. FASB issued ASU 2017-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2019, with early adoption permitted. Management is currently evaluating this standard.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent, whereby the Parent assumes responsibility for, and pays certain overhead and operating expenses and liabilities of the Company, including but not limited to administrative expenses. Such expenses will not be allocated to or reimbursed by the Company, and accordingly, there will be no expense allocation formulated by the Parent.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $20,542 which was $15,542 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was .2731 to 1.

Management anticipates making capital distributions totaling at least $500,000 during the six months after December 31, 2018.

NOTE 4 – CONCENTRATIONS

For the year ended December 31, 2018, the Company had two clients that accounted for 86% of revenues. As of December 31, 2018, the Company had three clients that accounted for 89% of accounts receivable. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with other parties.

NOTE 5 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 6 – SUBSEQUENT EVENTS

The Company's management has evaluated all known subsequent events from December 31st, 2018 through February 13, 2019, the date the accompanying financial statements were available to be issued, and is not aware of any material subsequent events occurring during this period.